Exhibit 23

- Consent of Independent Registered Public Accounting Firm -

To the Board of Directors and the Stockholders

First Community Bankshares, Inc. and Subsidiary

We consent to the incorporation by reference in the registration statements pertaining to the 2012 Omnibus Equity Compensation Plan (Form S-8, No. 333-183057, as amended) and the Employee Stock Ownership and Savings Plan (Form S-8,No. 333-63865, as amended) of First Community Bankshares, Inc. and Subsidiary (formerly named First Community Bancshares, Inc. and herein referred to as the “Company”) of our reports dated March 1, 2019, with respect to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which reports appear in the Company’s 2018 Annual Report on Form 10-K.

/s/ Dixon Hughes Goodman LLP

Asheville, North Carolina

March 1, 2019